UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________  to  ________________________

Commission file number  0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
One Campus Martius
 Detroit, Michigan  48226

Compuware Corporation
ESOP/401(k) Plan

Financial Statements as of and for the Years
Ended March 31, 2013 and 2012,
 Supplemental Schedule as of March 31, 2013
and Report of Independent Registered Public
Accounting Firm

COMPUWARE CORPORATION ESOP/401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation ESOP/401(k) Plan

Date: 09/18/2013	By: Joseph R. Angileri	By: Richard O. Kalina
	Joseph R. Angileri	Richard O. Kalina
	Chief Financial Officer and Treasurer	Plan Administrator and Member of Benefit Plan Committee

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

s/s Crowe Horwath LLP

South Bend, Indiana
September 18, 2013

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2013 AND 2012

	2013	2012

ASSETS:
Investments—at fair value:
Common Stock—Compuware Corporation	$54,565,760	$45,273,983
Mutual Funds:
Short-term securities	36,999,583	39,873,545
Bonds (government and corporate)	52,507,714	47,788,029
Equity	259,966,459	245,906,536
Lifecycle	39,958,313	29,445,447
Real estate	11,015,439	8,283,082
Total investments—at fair value	455,013,268	416,570,622

Notes receivable from participants	4,573,758	4,743,443
Other receivable	35,669	2,551

Total Assets	$459,622,695	$421,316,616

NET ASSETS AVAILABLE FOR BENEFITS	$459,622,695	$421,316,616

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2013 AND 2012

	2013	2012
Additions to net assets available for benefits:
Investment income/(loss):
Interest and dividends	$10,347,258	$12,479,445
Net appreciation/(depreciation) in fair value of Compuware Corporation common stock	14,917,770	(13,794,064)
Net appreciation in fair value of Mutual Funds	23,032,263	467,646
Total Investment Income/(Loss)	48,297,291	(846,973)

Interest income on notes receivable from participants	202,773	227,924

Contributions:
Employer	4,132,242	-
Participant	22,759,292	20,501,504
Participant rollover	1,540,981	1,927,032

Total Contributions	28,432,515	22,428,536

Total Net Additions	76,932,579	21,809,487

Deductions from net assets available for benefits:
Benefits paid to participants	38,485,689	39,116,789
Administrative and other expenses	140,811	140,637

Total Deductions	38,626,500	39,257,426

NET INCREASE/(DECREASE)	38,306,079	(17,447,939)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	421,316,616	438,764,555

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$459,622,695	$421,316,616

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

1.	GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust.  All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive any discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution.  The Company did not make an ESOP contribution for the 2013 and 2012 Plan years.

Contributions—401(k)—Participants in the Plan may elect to defer up to 75% of their pre-tax pay each pay period, and up to 10% of their after-tax pay each pay period, with a combined maximum limit of 85% for investment in the Plan.   An after-tax Roth 401(k) election is also available but is limited to the pre-tax contribution limitations.  Prior to November 15, 2010 the Plan required a 2% automatic enrollment policy, wherein unless an active participant elected otherwise, they were deemed to have elected to make an automatic pre-tax contribution of 2% in the Plan.  As of November 15, 2010, this percentage was increased to 3% and automatically increases by 1% annually for the first two years of participation unless an active participant elects otherwise.  Effective November 15, 2012 the annual auto increase limit was increased from 5% to 6% with an initial enrollment of 3% and automatic increase of 1% for the first three years of participation, unless an active participant elects otherwise.  The automatic pre-tax contribution is effective as soon as administratively possible 90 days after the first day of employment or 30 days after the commencement date of employment for participants employed through an acquisition.

The amount of pre-tax or after-tax pay deferral contributions for each participant is limited to $17,500 and $17,000 during the 2013 and 2012 calendar years respectively, based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax “catch-up” contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $5,500 for 2013 and 2012.

Effective April 1, 2012, employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. The employer discretionary contribution for the 2013 plan year was $.33 per every $1.00 contributed by the participant up to 6% of the participant’s eligible earnings.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

1.	GENERAL DESCRIPTION OF THE PLAN (Continued)

Participants’ Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based upon eligible compensation.  These amounts are immediately subject to the individual participant’s investment direction.

Participants’ Accounts—401(k)—All Plan withholdings contributed to the Plan are deposited in each participant’s account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants’ accounts based on the actual earnings of the investment funds selected by the participants.

Vesting—ESOP—Participants are vested based on the number of years of service. Vesting begins after two years of service, with full vesting occurring after six years of service. In addition, full vesting occurs upon death or total disability of a participant or upon the attainment of normal retirement age while still an active employee.  Prior to April 1, 2007, vesting began after three years of service, with full vesting occurring after seven years of service.

Vesting—401(k) and Roth 401(k)—Plan participants’ contributions and earnings thereon are fully vested. Employer discretionary contributions are fully vested upon the participants’ completion of three years of service.

Forfeited Accounts – ESOP and 401(k)—As of March 31, 2013 and 2012, forfeited nonvested accounts totaled $20,852 and $61,587 respectively.  These accounts may be allocated to remaining participants in the same manner as Company ESOP contributions or used for employer discretionary matching contributions or Plan administrative expenses.

Notes Receivable from Participants—Participants may have only two outstanding loans at any time. Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants’ accounts.  Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant’s account.  Interest is paid quarterly at 1% above the Prime Interest Rate.  Interest rates on loans currently outstanding, range from 4.25% to 9.25%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity’s loan coupon service for hourly employees, terminated employees, and rehires.

Participant loans are reported as notes receivable from participants on the statement of net assets available for benefits at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through direct payments or payroll deductions and the notes are collateralized by the participants’ account balances.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

1.            GENERAL DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant’s vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

Administrative and Investment Management Expenses:  Loan origination fees and loan maintenance fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan.  Quarterly recordkeeping expenses of the Plan are paid using the Plan forfeiture account.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The investment valuation policy of the Plan is to value investments at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded based on the ex-dividend date, the record date that a participant must be on the company's books as a shareholder to receive a dividend.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  A fair value hierarchy is established, whereby fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority to readily available unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. Following is the description of the three levels of inputs within the fair value hierarchy:
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1	Quoted prices in active markets for identical securities.
Level 2
Prices determined using significant observable inputs. Observable inputs are inputs that other participants would use in valuing a portfolio instrument. These may include quoted prices for similar securities, interest rates, payment spreads, credit risk, and others.

Level 3
Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Plan’s own assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level within the hierarchy.

The following description of the valuation method and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock and mutual funds: The fair values of Company stock and mutual fund investments are determined by quoted market prices on nationally recognized securities exchanges (level 1 inputs). The Plan’s investment in Company stock is valued at its quoted market price of $12.49 and $9.19 at March 31, 2013 and 2012, respectively.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the inputs used, as of March 31, 2013 and 2012, involving the Plan’s investments carried at fair value. The inputs or methodologies used for valuing investments and other financial instruments may not be an indication of the risk associated with investing in those securities.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments
Fair Value Measurement at March 31, 2013
Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock—Compuware Corporation	$54,565,760	$-	$-
Mutual Funds:
Short-term securities	36,999,583	-	-
Bonds (government and corporate)	52,507,714	-	-
Equity
Large Cap	127,243,040	-	-
Mid-Cap	66,829,275	-	-
Small Cap	14,401,337	-	-
International	47,491,368	-	-
Emerging Markets	4,001,439	-	-
Vanguard Lifecycle
Target Retirement 2010 Fund	462,465	-	-
Target Retirement 2015 Fund	3,942,229	-	-
Target Retirement 2020 Fund	5,750,748	-	-
Target Retirement 2025 Fund	7,387,318	-	-
Target Retirement 2030 Fund	5,779,388	-	-
Target Retirement 2035 Fund	6,188,443	-	-
Target Retirement 2040 Fund	4,384,295	-	-
Target Retirement 2045 Fund	3,095,737	-	-
Target Retirement 2050 Fund	1,049,073	-	-
Target Retirement 2055 Fund	661,639	-	-
Target Retirement Income Fund	1,256,978	-	-
Real estate	11,015,439	-	-
Total	$455,013,268	$-	$-

There were no transfers between Level 1 and Level 2 during the plan year ended March 31, 2013.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments
Fair Value Measurement at March 31, 2012
Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock—Compuware Corporation	$45,273,983	$-	$-
Mutual Funds:
Short-term securities	39,873,545	-	-
Bonds (government and corporate)	47,788,029	-	-
Equity
Large Cap	117,575,789	-	-
Mid-Cap	65,876,774	-	-
Small Cap	14,601,798	-	-
International	44,526,971	-	-
Emerging Markets	3,325,204	-	-
Vanguard Lifecycle
Target Retirement 2010 Fund	283,009	-	-
Target Retirement 2015 Fund	2,757,499	-	-
Target Retirement 2020 Fund	4,131,077	-	-
Target Retirement 2025 Fund	5,662,488	-	-
Target Retirement 2030 Fund	4,585,307	-	-
Target Retirement 2035 Fund	4,891,758	-	-
Target Retirement 2040 Fund	3,087,957	-	-
Target Retirement 2045 Fund	1,889,404	-	-
Target Retirement 2050 Fund	548,500	-	-
Target Retirement 2055 Fund	146,950	-	-
Target Retirement Income Fund	1,461,498	-	-
Real estate	8,283,082	-	-
Total	$416,570,622	$-	$-

There were no transfers between Level 1 and Level 2 during the plan year ended March 31, 2012.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments:  Fair values of notes receivable from participants is impracticable to determine as the amounts are not transferable.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through direct payments or payroll deductions and the notes are collateralized by the participants` account balances.

Use of Estimates:  The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at March 31, 2013 and 2012, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Benefit Payments: Payments for benefits are recorded when paid.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. While the Plan has been amended since the receipt of the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. As of January 21, 2011, the Plan Administrator has applied for a new determination letter. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

4.	TAX STATUS (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Department of Labor or Internal Revenue Service, however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5.	PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain investments of the Plan are shares of mutual funds, which are offered by Fidelity Investments, an affiliate of the Plan trustee. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualify as a party-in-interest investment.  Further, notes receivable from participants are also party-in-interest transactions.

The 4,368,692 and 4,926,326 shares of Compuware Corporation common stock held by the Plan as of March 31, 2013 and 2012 represent approximately 2.0% and 2.3% of the Company’s outstanding shares as of March 31, 2013 and 2012.  The Company common stock held by the Plan as of March 31, 2013 and 2012 has been valued at its quoted market price as of the 2013 and 2012 financial statement date of $12.49 and $9.19 per share.

There were no cash dividends paid to the Plan by Compuware Corporation during the plan years ended March 31, 2013 and 2012.  Total appreciation for the Compuware Corporation common stock for the plan year ended March 31, 2013 was $14,917,770. Total depreciation for the Compuware Corporation common stock for the plan year ended March 31, 2012 was $13,794,064.  This is included in net appreciation/(depreciation) per the Statement of Changes in Net Assets Available for Benefits.
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

6.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	2013	2012

Compuware Corporation Common Stock:
ESOP ( 3,467,307 and 3,929,821 shares, respectively)	$43,307,290	$36,115,887
401(k) ( 901,385 and 996,505 shares, respectively)	11,258,470	9,158,096
Vanguard Institutional Index Fund	43,284,065	40,742,693
Fidelity Diversified International Fund	31,883,035	30,627,138
Fidelity Retirement Money Market Fund	30,191,318	32,413,906
MSIFT Mid-Cap Growth	33,610,052	36,853,590
Janus Twenty Fund	25,574,220	24,212,143
Vanguard Total Bond Market Index Fund	26,633,338	28,014,704
Artisan Mid Cap Value Fund	33,219,223	29,023,184
Harbor Large Cap Value Fund	25,880,048	21,969,396

(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

7.	FUND INFORMATION

Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2013 and 2012:

	ESOP*	Loan	401(k)	Total
BEGINNING BALANCE—MARCH 31, 2012	$44,113,524	$556,758	$376,646,334	$421,316,616

INVESTMENT INCOME/(LOSS)	12,491,877	-	35,805,414	48,297,291

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	21,423	1,166	180,184	202,773

CONTRIBUTIONS:
Employer	-	-	4,132,242	4,132,242
Participant	-	-	22,759,292	22,759,292
Participant rollover	-	-	1,540,981	1,540,981
Total contributions	-	-	28,432,515	28,432,515

BENEFITS PAID TO PARTICIPANTS	(4,187,056)	(15,980)	(34,282,653)	(38,485,689)

ADMINISTRATIVE AND OTHER EXPENSES	(86,108)	-	(54,703)	(140,811)

EXCHANGES	(87,359)	(101,524)	188,883	-

ENDING BALANCE—MARCH 31, 2013	$52,266,301	$440,420	$406,915,974	$459,622,695

* This Balance includes previously forfeited amounts held within the money market fund
(Continued)

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2013 and 2012

7.	FUND INFORMATION (Continued)

	ESOP*	Loan	401(k)	Total
BEGINNING BALANCE—MARCH 31, 2011	$61,564,517	$696,184	$376,503,854	$438,764,555

INVESTMENT (LOSS)/INCOME	(11,253,663)	-	10,406,690	(846,973)

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	29,038	1,568	197,318	227,924

CONTRIBUTIONS:
Participant	-	-	20,501,504	20,501,504
Participant rollover	-	-	1,927,032	1,927,032
Total contributions	-	-	22,428,536	22,428,536

BENEFITS PAID TO PARTICIPANTS	(6,251,097)	(24,829)	(32,840,863)	(39,116,789)

ADMINISTRATIVE AND OTHER EXPENSES	(91,436)	-	(49,201)	(140,637)

EXCHANGES	116,165	(116,165)	-	-

ENDING BALANCE—MARCH 31, 2012	$44,113,524	$556,758	$376,646,334	$421,316,616

* This Balance includes previously forfeited amounts held within the money market fund
(Continued)

SUPPLEMENTAL SCHEDULE
(Continued)

COMPUWARE CORPORATION ESOP/401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value (in Shares)	Cost	Current Value

* Compuware Corporation	Compuware Corporation Common Stock; 4,368,692.690 shares	$26,739,877	$54,565,760
* Fidelity Investments	Diversified International Fund; 1,021,564.726 units	26,823,917	31,883,035
* Fidelity Investments	Dividend Growth Fund; 529,315.661 units	13,586,983	17,303,329
* Fidelity Investments	Retirement Money - Market Fund; 30,191,318.320 units	30,191,318	30,191,318
* Fidelity Investments	Institutional Short - Intermediate Government Fund; 673,418.884 units	6,712,142	6,808,265
Vanguard	Institutional Index Fund; 301,232.269 units	33,347,395	43,284,065
Vanguard	Windsor II ADM Fund; 1,528.229 units	86,047	87,905
Domini	Social Equity Fund; 36,801.997 units	1,112,853	1,329,289
PIMCO	Total Return Bond Index Fund; 487,611.854 units	5,485,054	5,480,757
PIMCO	Foreign Bond Index Fund; 662,316.519 units	6,959,789	7,219,250
Artisan	Mid Cap Value Fund; 1,373,830.577 units	26,475,436	33,219,223
Allianz	ALZGI High Yield IS Bond; 1,297,967.289 units	12,583,018	13,174,368
Harbor	Large Cap Value Fund; 2,646,221.705 units	19,917,684	25,880,048
Mainstay	Large Cap Value Fund; 1,578,944.429 units	11,373,520	13,784,185
Janus	Twenty Fund; 392,242.635 units	21,585,835	25,574,220
Morgan Stanley Institutional
Fund Trust	Mid-Cap Growth Fund; 885,873.804 units	31,577,025	33,610,052
LZRD	EMRG MKTS EQ IS Fund; 207,113.832 units	4,120,702	4,001,439
* Fidelity Investments	Real Estate Investments Portfolio; 319,473.300 units	9,265,138	11,015,439
American Funds	New Perspective R6 Fund; 469,847.475 units	12,476,792	15,608,333
Vanguard	Target Retirement 2010 Fund; 18,513.427 units	427,767	462,465
Vanguard	Target Retirement 2020 Fund; 229,022.213 units	5,163,386	5,750,748
Vanguard	Target Retirement 2030 Fund; 231,731.659 units	4,956,383	5,779,388
Vanguard	Target Retirement 2040 Fund; 175,652.847 units	3,728,062	4,384,295
Vanguard	Target Retirement 2050 Fund; 42,199.229 units	920,972	1,049,073
Vanguard	Total Bond Market Index Fund; 2,421,212.568 units	25,267,657	26,633,338
Vanguard	Target Retirement Income Fund; 100,881.055 units	1,167,888	1,256,978
Vanguard	Target Retirement 2015 Fund; 281,587.750 units	3,521,095	3,942,229
Vanguard	Target Retirement 2025 Fund; 512,652.212 units	6,451,337	7,387,318
Vanguard	Target Retirement 2035 Fund; 409,288.578 units	5,270,767	6,188,443
Vanguard	Target Retirement 2045 Fund; 197,558.225 units	2,675,464	3,095,737
Vanguard	Target Retirement 2055 Fund; 24,780.493 units	605,203	661,639
Luther King Capital
Management	Small Cap Equity Fund; 582,342.791 units	11,357,649	14,401,337

* Participants	Notes receivable from participants (interest rates of 4.25% to 9.25%)		$4,573,758

Total assets held for investment purposes			$459,587,026
* Party-in-interest